CERTIFICATE of AUTHOR

This certificate applies to the technical report entitled “Preliminary Economic Assessment Caballo Blanco Gold Heap Leach, Veracruz, Mexico” readdressed to Timmins Gold Corp. on 28 January, 2015, with an effective date as of May 7, 2012 (the “Technical Report”).

I, Joseph M. Keane, P.E. do hereby certify that:

1.	I am an Independent Mineral Process Engineering Consultant and contributed to the above referenced Report as an associate of the following organization:

K D Engineering (now SGS North America Inc.)
7701 N. Business Park Drive
Tucson, Arizona 85743
Telephone: 520-579-8315
Fax: 520-579-3686
E-Mail: Joseph.Keane@sgs.com

2.

I graduated with a degree of Bachelor of Science in Metallurgical Engineering from the Montana School of Mines in 1962. I obtained a Master of Science in Mineral Processing Engineering in 1966 from the Montana College of Mineral Science and Technology. In 1989 I received a Distinguished Alumni Award from that institution. I am a member of the Society for Mining, Metallurgy, and Exploration, Inc. (SME #1682600) and am a registered professional metallurgical engineer in Arizona (#12979) and Nevada #5462). I have worked as a mineral processing engineer for a total of 53 years since my graduation from university.

3.

I have read the definition of "qualified person" set out in National Instrument 43- 101 ("NI 43-101") and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI 43-101.

4.	I visited the Caballo Blanco project site in November 2011 for a period of 3 days.

5.	I am responsible for a portion of the report contents, specifically Sections 2, 3, 13, 17, 18, 19, 22 and 23 and also the process portions of Section 1, 21, 24, 25, 26, 27 and 28.

SGS North America Inc.	Minerals Services
	7701 North Business Park Drive Tucson, AZ 85743	t (520) 579.8315	f (520) 579.7045	www.sgs.com

Member of SGS Group (SGS NA)

Certificate of Author Joseph M. Keane, P.E.

6.	I am independent of the issuer applying all of the tests in Section 1.5 of National Instrument 43-101.

7.	I have not had prior involvement with the property that is the subject of the Technical Report.

8.	I have read National Instrument 43-101 and Form 43-101F1, and the portions of the Technical Report for which I am responsible have been prepared in compliance with that instrument and form.

9.

As of the effective date of the Technical Report, to the best of my knowledge, information and belief, the portions of the Technical report for which I am responsible contain all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated this 10th day of February 2015

Joseph M. Keane, P.E.	Joseph M. Keane (Signed and Sealed)
Print Name of Qualified Person	Seal and Signature of Qualified Person

SGS North America Inc.	Minerals Services
	7701 North Business Park Drive Tucson, AZ 85743	t (520) 579.8315	f (520) 579.7045	www.sgs.com

Member of SGS Group (SGS NA)